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EXHIBIT 11 STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE


(dollars in thousands, except per share amounts)


Net Income                                                                          $       119,310

Weighted Average Shares:

      Weighted Average Shares - Basic                                                    65,914,124

      Common Stock Equivalents (1)                                                          481,153

      Weighted Average Shares - Diluted                                                  66,395,277

Earnings Per Share - Basic                                                          $          1.81

Earnings Per Share - Diluted                                                        $          1.80


   (1)   Represents options.